UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Entergy Corp.
File No.  70-9049

CERTIFICATE PURSUANT TO
RULE 24 UNDER THE PUBLIC
UTILITY HOLDING COMPANY
ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), Entergy Corporation ("Entergy"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transactions for investment in Exempt Wholesale Generators and Foreign Utility Companies (together "Projects"). See HCAR 35-27184, June 13, 2000, File No. 70-9049 ("Order").

For the fourth quarter ended December 31, 2000, the following information is reported pursuant to the Order.

1) A computation in accordance with Rule 53(a), as modified by the Order, of Entergy's aggregate investment in
   Projects:

   As of December 31, 2000, Entergy's "aggregate investment"
   (as defined in Rule 53(a)) in Projects was approximately
   $770.1 million, or 26.1% of Entergy's "consolidated retained earnings" (as defined in Rule 53(a)) of approximately $2.950 billion.


2) Entergy's aggregate investment in Projects as a percentage of the following:

                                    As of December 31, 2000
                                          (unaudited)

Total capitalization                         4.7%
Net utility plant                            4.7%
Total consolidated  assets                   3.0%
Market value of common equity and            8.3%
retained earnings


3) Consolidated capitalization ratios of Entergy (unaudited) as of December 31, 2000, with consolidated debt including all short-term debt and non-recourse debt of the Projects:

                                      In Thousands       %
   Long-term and short-term
   debt                                $ 8,943,111     54.0
   Preferred stock                         615,446      3.7
   Common shareholders' equity           7,003,665     42.3
				       -----------
                                       $16,562,222    100.0
				       ===========

4) At December 31, 2000, Entergy's common stock market-to-book ratio was 133%.

The information concerning growth in retained earnings, net income and operating revenues of Entergy's Projects contained in paragraphs 5 and 6 is submitted pursuant to a request for confidential treatment under rule 104(b) of PUHCA.

In witness whereof, the undersigned company has caused this certificate to be executed on this 28th day of February
2001.

ENTERGY CORPORATION


By:/s/ Nathan E. Langston
     Nathan E. Langston
     Vice President and Chief Accounting Officer